

March 8, 2012

Via E-mail
Mr. David She
Chief Financial Officer
American Lorain Corporation
Beihuan Zhong Road
Junan County
Shandong, China 276600

> **Re: American Lorain Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response Letter Dated February 6, 2012**
> **File No. 1-34449**

Dear Mr. She:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Controls and Procedures, page 31

1.   We note your response to comment one from our letter dated December 21, 2011. Based on this response, it appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Accountant, Chief Financial Officer Assistant and Chief Financial Officer, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public

Accountant in the U.S. and have not attended U.S. institutions or extended educational programs that would provide sufficient relevant education relating to preparation of financial statements in accordance with U.S. GAAP. In this regard, we note that your procedures to convert your financial statements from PRC GAAP to U.S. GAAP consist primarily of reviews of checklists and discussions with your independent registered certified public accounting firm.

As described in your response, your lack of U.S. GAAP experience appears to constitute a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Alternatively, provide a more detailed description of the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. This description should clearly identify all professional designations, formal education, training and professional experience directly related to evaluating the effectiveness of internal control over financial reporting and the preparation of financial statements in accordance with US GAAP and SEC rules and regulations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant